UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68456

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larson Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14567 North Outer 40, Suite 300

(No. and Street)

Chesterfield	Missouri	63017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown, Smith, Wallace, LLP

(Name -- if individual, state last, first, middle name)

6 City Place, Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Scott Miller _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Larson Financial Securities, LLC _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

Chief Compliance Officer FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSON FINANCIAL SECURITIES, LLC

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018



THE FIRM FOR GROWTH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Larson Financial Securities, LLC
St. Louis, Missouri

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Larson Financial Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Larson Financial Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Larson Financial Securities, LLC's management. Our responsibility is to express an opinion on Larson Financial Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Larson Financial Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Larson Financial Securities, LLC's auditor since 2013.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 28, 2019

Table of Contents

LARSON FINANCIAL SECURITIES, LLC

Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	448,226
Accounts receivable - brokers		36,109
Commissions receivable, net		81,681
Due From Affiliate		176,013
Contract Asset (Deferred Commissons)		98,408
Prepaid expenses		42,118
Deposits		7,408
TOTAL ASSETS	**$**	**889,963**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable	$	29,759
Contract Liability (Deferred Revenue)		157,295
Accrued Commissions		171,970
Total Liabilities		**359,024**
Member's Equity		**530,939**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**889,963**

The accompanying notes are an integral part of these financial statements.

LARSON FINANCIAL SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2018

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding Larson Financial Securities, LLC's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Larson Financial Securities, LLC (the "Company") is a wholly-owned subsidiary of Larson Financial Holding Company, LLC and is a registered securities broker-dealer that specializes in variable insurance, mutual funds and municipals. The Company was formed in November 2009 and began operations in July 2010. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

Concentrations of Credit Risk Arising from Deposits in Excess of Insured Limits

The Company maintains its cash accounts in two commercial banks. The majority of the balances are insured by the Federal Deposit Insurance Corporation up to $250,000 for the year ended December 31, 2018. At various times throughout the year ended December 31, 2018, the Company's cash balances have exceeded the insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies (Continued)

Commissions Receivable

The Company receives commissions from variable life insurance, variable annuities, mutual funds, municipal funds, private placements and group 401k sales. The majority of these commissions are from variable life insurance and 35% from one vendor, Nationwide Insurance Company (Nationwide). Nationwide pays its commissions upfront and if the client does not fully fund the product in the first-year charges back a portion of this commission to the advisor.

Accounts Receivable - Brokers

The Company pays certain expenses on behalf of the brokers. These expenses include insurance, rent, required FINRA licenses, office staff salaries, a technology fee, and other miscellaneous office expenses. These amounts are subsequently reimbursed to the Company in the form of withheld commissions due to the respective broker. These amounts have been reflected in the accompanying statement of financial condition and totaled $36,109 at December 31, 2018. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to bad debt expense. At December 31, 2018, there was no allowance balance required.

Income Taxes

The Company is a single member Missouri limited liability company ("LLC") and operates under an operating agreement, that provides for, among other things, the continuation of the Company for a perpetual term, unless terminated as provided for in the operating agreement. In addition, as provided for in the operating agreement, no member or manager shall be personally liable for any debts of the Company, unless personally guaranteed by the member or manager pursuant to a separate document. In lieu of corporate income taxes, the member of the LLC is taxed on the entity's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company follows the guidance of FASB ASC 740-10, *Income Taxes – Overall*, as of and for the year ending December 31, 2018. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a

LARSON FINANCIAL SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2018

Note 1 – Summary of Significant Accounting Policies (Continued)

benefit or expense) before any amount should be recognized in the financial statements. Further, the code section prescribes the benefit or expense to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions.

The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth disclosures regarding unrecognized tax benefit or expense. The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2018.

Recognition of Revenue and Expenses

As of January 1, 2018, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, "Revenue from Contracts with Customer". The Company elected to apply the modified retrospective transition method applied to all contracts as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606 while, prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period.

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Upon adoption, the Company recorded a net cumulative-effect decrease to opening Members Equity of $188,555, as of January 1, 2018, which is related to:
  A. The deferral of commissions received from the sale of VULs where Commissions, not yet fully recognizable as of December 31, 2017 but were fully recognizable in the previous year under the superseded revenue recognition guidance; less
  B. The deferral of associated commission paid to the individual sellers of the VULs where not yet fully recognizable as of December 31, 2017 but were fully recognizable in the previous year under the superseded revenue recognition guidance.

LARSON FINANCIAL SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2018

Note 1 – Summary of Significant Accounting Policies (Continued)

Deferred Revenue related to the sale of VULs was $157,295 and $382,802 as of December 31, 2018 and December 31, 2017, respectively.

Deferred Commissions related to the sale of VULs was $98,408 and $194,247 as of December 31, 2018 and December 31, 2017, respectively.

Subsequent Events

Management has evaluated subsequent events through February 28, 2019, the date which the financial statements were available to be issued.

Leases

In February 2016, the FASB issued an accounting standards update for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2018 for Public Business Entities, including interim periods within that reporting period, using a modified retrospective approach. Early adoption is permitted. Larson Financial Securities will apply the modified retrospective transition method at the beginning of the period of adoption January 1, 2019

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 at December 31, 2018. The Company had net capital of $193,082 which was $169,147 in excess of the required minimum and $157,180 in excess of early warning of required minimum net capital of $23,935. The Company's ratio of aggregate indebtedness to net capital was 1.86 to 1.

LARSON FINANCIAL SECURITIES, LLC

Notes to Statement of Financial Condition
December 31, 2018

Note 3 - Related Party Transactions

The Company has an agreement with an affiliated company, Larson Financial Group, LLC ("LFG"), whereby LFG furnishes office space and management services in connection with the development, promotion, management and operation of the Company's business, in exchange for a monthly fee which, during the year ended December 31, 2018 was $24,170

The Company was due commissions from affiliate Larson Capital Management (LCM) of $162,662 and was due reimbursement for FINRA related registrations and other LFG employee expenses of $13,351 at December 31, 2018.

The Company owed wages/commission to affiliate LFG as part of Accrued Commission of $67,910 at December 31, 2018

Note 4 – Contingencies

The Company is periodically involved in various legal actions and proceedings arising from the normal course of operations. However, management believes, based on known facts that the ultimate liability, if any, not covered by insurance, arising from all the legal actions and proceedings, will not have a significant adverse effect upon the financial position of the Company.